UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-35126

VNET Group, Inc.

Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

VNET Announces New Capital Structure Initiative to Enhance the Stability of Its Corporate Structure

On February 15, 2023, VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”) announced that its board of directors (the “Board”) has approved and authorized the issuance of up to 555,000 newly created Class D ordinary shares to Mr. Sheng Chen (“Mr. Chen”), the Executive Chairman of the Board. The Class D ordinary shares will have the same rights as the Company’s existing Class B ordinary shares except for voting rights, and holders of Class D ordinary shares shall be entitled to 500 votes per share on all matters submitted to shareholder vote.

The proposed issuance of Class D ordinary shares is subject to and conditional upon the occurrence of conversion of pledged Class B ordinary shares beneficially owned by Mr. Chen into Class A ordinary shares upon a transfer to any person who is not an affiliate of Mr. Chen (each, a “Class B Conversion”). Following each Class B Conversion, the Company will issue a number of Class D ordinary shares to Mr. Chen that is equal to one-fiftieth (1/50) of the number of converted Class B ordinary shares, with fractional shares rounded down to the nearest whole share. The purchase price for each Class D ordinary share shall be equal to the volume weighted average price of the Company’s American depositary shares (“ADSs”) for the 30 trading days immediately prior to applicable issuance date, adjusted by the ADS-to-share ratio. Each ADS represents six Class A ordinary shares of the Company.

This issuance of the newly created Class D ordinary shares is an initiative by the Board to protect the Company's interests and continued stability.

The proposed issuance of Class D ordinary shares has been approved by the Company’s audit committee and board of directors. No Class D ordinary shares have been issued as of the date of this announcement. Assuming the conversion of all pledged Class B ordinary shares beneficially owned by Mr. Chen into Class A ordinary shares and the issuance of 555,000 Class D ordinary shares to Mr. Chen, Mr. Chen will own more than 20% of the total voting power of the Company.

This Current Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of VNET Group, Inc. (File No. 333-240044) and shall form a part thereof from the date on which this Current Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

By:	/s/ Tim Chen
Name:	Tim Chen
Title:	Chief Financial Officer

Date: February 15, 2023